Exhibit 4.2





                           THE L. S. STARRETT COMPANY

                      EMPLOYEES' STOCK PURCHASE PLAN, 1952


Section 1.  Participation.

     Any employee may participate in the 1952 Plan by merely filling out and signing a simple authorization card and delivering it to the Treasurer's office. By this card he will authorize and instruct the Company to deduct from his weekly or monthly pay a specified amount for joint purchases of the Company's stock for each individual account, either on the open market or (at the Company's discretion) from any shares then held by the Company in its treasury. On the card he should also indicate the price limitation which he desires to apply to the initial and later purchases. These forms can be obtained from the Treasurer's office.

     Payroll deductions may not be less than $2.00 per week or $10.00 per month. Payroll deductions must be in whole dollar amounts only. Cash deposits may be made to supplement payroll deductions.

     Upon written request to the Company, the price limitation may be changed, the amount of payroll deduction may be changed or terminated, or any cash balance held for an employee may be withdrawn. Termination of an authorization will constitute withdrawal from the 1952 Plan, upon which the employee will receive certificates for any shares then held for him under the 1952 Plan and refund of any cash balance held to his credit.

Section 2.  Term of 1952 Plan.

     The 1952 Plan will continue from year to year, but it may be discontinued by the Company at any time and, as stated above, any employee may withdraw at any time.

Section 3.  Special Purchases.

     Employees who wish to make stock purchases, but who do not care to authorize regular payroll deductions, may send amounts when they wish to the Treasurer's office with instructions to include such funds in the next monthly joint purchase under the 1952 Plan. These payments must not be less than the cost of one full share. In such cases, the employee's letter of instructions to the Company should clearly state that the funds are to be applied to the purchase of the Company's Common Stock, at not more than a specified price per share, in accordance with the terms of the Employees' Stock Purchase Plan. A receipt will be sent to the employee.

Section 4.  Regular Purchases.

     Approximately monthly, whenever the payroll deduction credit of any participant exceeds the estimated current cost of one share of stock, the Company will use the credit of such participant to buy for him one or more shares of stock, if the purchase can be made within the price limitation specified in the participant's authorization. If the purchase cannot be made within the price limitation, the Company will notify him of the current price and request a direction to make or not make a purchase for him. Such direction must be made in writing and indicate the approximate price or maximum price that will be satisfactory to the participant for the next and later purchases. Subject to the price limitations the Company will place orders to buy shares for the participants whose credits are sufficient to make purchases.

     The Company will pay for each purchase for a 1952 Plan member from his deduction credit, at the average price per share of the particular joint purchase, with the Company itself paying for the brokerage and stock transfer expenses of each transaction.

     In the event that any purchase hereunder is made of the treasury stock of the Company, the purchase price shall be an amount equal to the last quoted sale price on the New York Stock Exchange on the day of such purchase or, in the absence of any such sale the mean between the quoted bid and asked prices of the Company's Common Stock on said Exchange on said day.

     Funds deducted from a participant's pay not so used will remain to the credit of the participant and may be withdrawn by him at any time.

Section 5.  Stock Certificates.

     Shares purchased will be initially delivered in the name "The L. S. Starrett Company, Employee Stock Purchase Account," but the owners of the shares will be the individual participants for whom the shares were purchased. Approximately annually the stock certificates will be split up into the names of the owner-participants and delivered to them.

     Certificates will also be transferred into the name of any owner-participant on his withdrawing from the 1952 Plan or, if the Company consents, at any other time on his request.

     Dividends received on shares standing in the Purchase Account will be distributed by the Company to the owner-participants, and arrangements will be made for them to vote at stockholders' meetings on shares standing to their credit and to receive and exercise any and all other ownership rights pertaining to their shares.

Section 6.  Responsibility.

     Neither the Company nor the broker shall have any responsibility or liability for any action in good faith, including without limitation any action taken with respect to the price, time, quantity, or other conditions and circumstances of the purchase of stock under the terms of the 1952 Plan. The Company may at any time change or discontinue the 1952 Plan, and a determination by the Company as to any question that may arise regarding the 1952 Plan's conduct or operation shall be final.

Section 7.  Termination.

     In the event of a participating employee's death, or termination of employment, or of discontinuance of the 1952 Plan by the Company, or of election of the employee to withdraw from the 1952 Plan for any reason, all shares standing to the employee's credit will be transferred to his name or to his order, or in the event of death to the name of his legal representative or of any joint owner named, and delivered as promptly as possible. Uninvested cash balances will be refunded as promptly as possible.

Section 8.  General.

     The Board of Directors, the Executive Committee and any officer or officers designated by said Board or Committee shall have the authority to interpret the 1952 Plan, to adopt, amend and rescind rules and regulations for the administration of the 1952 Plan, to make all other determinations which may be necessary or advisable, and all such action so taken shall be binding on all parties interested. Neither the Board of Directors nor the Executive Committee nor any officer of the Company shall be liable for any action, or failure to take action, under or in connection with the 1952 Plan, provided that such action or failure to take action shall have been in good faith.